UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             COMPUTER RESEARCH, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    205327109
                                 (CUSIP Number)

                                James L. Schultz
                             Computer Research, Inc.
            Southpointe Plaza I, Suite 300, 400 Southpointe Boulevard
                         Canonsburg, Pennsylvania 15317
                                 (724) 745-0600
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                                John J. Zak, Esq.
                  Hodgson, Russ, Andrews, Woods & Goodyear, LLP
                            One M&T Plaza, Suite 2000
                          Buffalo, New York 14203-2391
                                 (716) 848-1253

                                  July 7, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 205327109

1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

        James L. Schultz

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [  ]     (b)  [  ]

3.      SEC USE ONLY:

4.      SOURCE OF FUNDS:       N/A

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [  ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:     United States of America

        NUMBER OF                7.    SOLE VOTING POWER:  0
        SHARES
        BENEFICIALLY             8.    SHARED VOTING POWER:  0
        OWNED BY
        EACH                     9.    SOLE DISPOSITIVE POWER:  0
        REPORTING
        PERSON                  10.    SHARED DISPOSITIVE POWER:  0
        WITH

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):    IN

                                  SCHEDULE 13D

Item 1.    Security and Issuer.

     This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends the original Schedule 13D previously filed by James L. Schultz, as Reporting Person. This statement relates to shares of common stock, without par value (the "Common Stock"), of Computer Research, Inc. (the "Issuer").

     The names of the principal executive officers of the Issuer are:

                  James L. Schultz          President and Treasurer
                  David J. Vagnoni          Executive Vice President

     Their address is:

                  Computer Research, Inc.
                  Southpointe Plaza I, Suite 300
                  400 Southpointe Boulevard
                  Canonsburg, Pennsylvania 15317


Item 2.     Identity and Background.

     (a) The person filing this statement is James L. Schultz (the "Reporting Person").

     (b) The Reporting Person's business address is Computer Research, Inc., Southpointe Plaza I, Suite 300, 400 Southpointe Boulevard, Canonsburg, Pennsylvania 15317.

     (c) The Reporting Person is the President and Chief Executive Officer of the Issuer.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he would have been or would be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

     (f)  The Reporting Person is a citizen of the United States of America.

Item 3.     Source of Funds or Other Considerations

     The Reporting Person has previously reported his individual ownership of five percent of the Issuer's Common Stock on a Schedule 13D. This Amendment No. 1 is being filed because the Reporting Person has sold all of the Issuer's Common Stock owned by him. No purchases by the Reporting Person of the Issuer's Common Stock are being reported on this Amendment No. 1.

Item 4.     Purpose of Transaction.

     On July 7, 2000, the Reporting Person sold all of the 883,310 shares of the Issuer's Common Stock owned by him to CRI Acquisition, Inc. (the "Buyer"). The Reporting Person, the Issuer and the Buyer, along with others, have entered into a Purchase Agreement, dated as of July 7, 2000 (the "Purchase Agreement"), providing, subject to certain conditions, for the Buyer or an affiliate to make a tender offer (the "Offer") for all of the outstanding shares of the Issuer's Common Stock at a price of $2.42 per share on or before July 31, 2000, or as soon as practicable thereafter but no later than August 7, 2000.

     Pursuant to the Purchase Agreement, the Buyer and the Issuer have agreed that, until after the conclusion of the merger described below, neither the Buyer nor any of its affiliates shall elect any members of the Issuer's Board of Directors or seek to influence or change the management or policies of the Issuer in any way, and the Buyer has covenanted and agreed on behalf of itself and its affiliates not to do so; however, if certain Offer conditions are not met, and the Buyer determines not to proceed with the Offer, or if the Buyer proceeds with the Offer but does not complete the Offer, then the Buyer shall, upon written notice to the Issuer, have the right to designate such number of directors, rounded up to the next whole number, as will give the Buyer representation on the Board of Directors of the Issuer ("Equivalent Representation") equal to the product of the number of directors comprising the Board of Directors of the Issuer and the percentage that the aggregate number of shares of Common Stock beneficially owned by the Buyer bears to the total number of shares of Common Stock outstanding. The Issuer shall exercise its best efforts to secure the resignations of such number of directors as is necessary to enable the Buyer's designees to be elected to the Board of Directors of the Issuer, and shall cause the Buyer's designees to be so elected so that the Buyer shall have Equivalent Representation on the Board of Directors of the Issuer. At the request of the Buyer, the Issuer shall take, at its expense, all action necessary to effect any such election, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, such action to be taken as soon as practicable after the Buyer's request. The Buyer shall supply to the Issuer and be solely responsible for any information with respect to itself and the Buyer's designees, officers, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. If the Buyer exercises its rights to Equivalent Representation, any amendment or termination of the Purchase Agreement, extension for the performance or waiver of the obligations or other acts of the Buyer or waiver of the Issuer's rights thereunder, which amendment, termination, extension or waiver would adversely affect the shareholders of the Issuer, shall also require the approval of all of the then serving directors, if any, who are directors as of the date of the Purchase Agreement (the "Continuing Directors"). If the Offer conditions are satisfied, the Continuing Directors shall not be removed prior to completion of the merger described below. If the number of Continuing Directors prior to the completion of the merger is reduced below two for any reason, the remaining Continuing Director shall be entitled to designate a person to fill such vacancy who shall be deemed a Continuing Director for all purposes of the Purchase Agreement.

     In the event that the Offer is commenced and the Buyer shall acquire in the aggregate at least 90% of the outstanding shares of the voting capital stock of the Issuer, pursuant to the Offer or otherwise (including the purchase of shares pursuant to the Purchase Agreement), the parties to the Purchase Agreement shall, at the request of the Buyer and subject to the provisions of Section 7 of the Purchase Agreement, take all necessary and appropriate action to cause a corporation wholly owned by the Buyer to be merged with and into the Issuer, with the Issuer as the surviving corporation, without a meeting of stockholders of the Issuer, in accordance with applicable law; such that each share of capital stock of the corporation wholly owned by the Buyer shall be canceled and cease to be outstanding and each share of the Issuer Common Stock shall be exchanged for cash consideration equal to the Offer price under the Purchase Agreement.

     In the event that the Buyer shall acquire in the aggregate less than 90% but more than 66 2/3% of the outstanding shares of the voting capital stock of the Issuer, pursuant to the Offer or otherwise (including the purchase of shares pursuant to the Purchase Agreement), then, as soon as practicable after the acquisition of shares in the Offer the parties to the Purchase Agreement shall, subject to the provisions of Section 7 of the Purchase Agreement, take all necessary and appropriate action to cause a corporation wholly owned by the Buyer to be merged with and into the Issuer, with the Issuer as the surviving corporation, in accordance with applicable law; such that each share of capital stock of the corporation wholly owned by the Buyer shall be cancelled and cease to be outstanding and each share of the Issuer Common Stock shall be exchanged for cash consideration equal to the Offer price under the Purchase Agreement. If a merger is to be effected under this paragraph, the Issuer shall, if required by applicable law, prepare and file with the Commission a Proxy Statement or Information Statement (the "Proxy Statement") as soon as reasonably practicable after the purchase of and payment for shares pursuant to the Offer, and shall use its best efforts to have the Proxy Statement cleared by the Commission. If required by applicable law in order to consummate the merger under this paragraph, the Issuer shall, through its Board of Directors, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of voting on the adoption of the Purchase Agreement and the merger contemplated thereby as soon as reasonably practicable after the purchase of and payment for shares pursuant to the Offer. At such meeting, the Buyer shall cause all shares of Issuer Common Stock owned by the Buyer to be voted in favor of the adoption of the Purchase Agreement and the merger contemplated thereby.

     The Purchase Agreement is attached as Exhibit 1 hereto and is hereby incorporated by reference herein. The description of the Purchase Agreement set forth herein does not purport to be complete and is qualified in its entirety by the actual provisions of the Purchase Agreement.

     Except as described above, the Reporting Person does not have any plans or proposals which would result in:

     (a)  The acquisition by any person of additional securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

     (e) Any other material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

     (j)  Any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer.

     (a) The Reporting Person has sold all of his shares of the Issuer's Common Stock that were previously reported as beneficially owned by him. As of July 7, 2000 the Reporting Person does not beneficially own any shares of the Issuer's outstanding Common Stock.

     (b) Pursuant to the transaction described in (a) above and (c) below, the Reporting Person does not have any power to dispose or direct the disposition of any shares of the Issuer's Common Stock.

     (c) On July 7, 2000, the Reporting Person sold all of the 883,310 shares of Common Stock of the Issuer owned by him to the Buyer, at a purchase price per share of $2.42, for an aggregate cash consideration of $2,137,610.20, pursuant to the Purchase Agreement.

     (d) Except for the directors of the Issuer (who, through their statutory powers as directors, have the right to determine if and when dividends are declared and paid), no person (other than the Reporting Person) is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that were sold by the Reporting Person as described in (c) above.

     (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock on July 7, 2000.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     The following contracts, arrangements, understandings and relationships currently exist between the Reporting Person and other persons with respect to securities of the Issuer: the Reporting Person, the Issuer and the Buyer, along with others, have entered into the Purchase Agreement, dated as of July 7, 2000, providing, subject to certain conditions, for the Buyer or an affiliate to make a tender offer for all of the outstanding shares of the Issuer's Common Stock at a price of $2.42 per share on or before July 31, 2000, or as soon as practicable thereafter but no later than August 7, 2000. See the text of Item 4, which is hereby incorporated by reference in this Item, for a description of the terms of the Purchase Agreement.

     The Purchase Agreement is attached as Exhibit 1 hereto and is hereby incorporated by reference herein.

Item 7.     Material to be filed as Exhibits.

     The following written agreements, contracts, arrangements, understandings, plans and proposals are hereby filed as Exhibits to this Amendment No. 1:
Purchase Agreement, dated as of July 7, 2000, by and among James L. Schultz, James L. Schultz and Helen D. Schultz, as Tenants by the Entireties and as joint tenants, David J. Vagnoni, Computer Research, Inc. and CRI Acquisition, Inc., attached as Exhibit 1 hereto.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2000


                                                 /s/ James L. Schultz
                                                 -------------------------------
                                                 James L. Schultz

EXHIBIT 1

                               ------------------

                               PURCHASE AGREEMENT

                                  by and among

                                James L. Schultz,

                      James L. Schultz and Helen D. Schultz

               as Tenants by the Entireties and as joint tenants,

                                David J. Vagnoni,

                             Computer Research, Inc.

                                       and

                              CRI Acquisition, Inc.

                               ------------------

                            Dated as of July 7, 2000

                                TABLE OF CONTENTS

1.  Purchase and Sale........................................................-1-
    1.1  Purchase and Sale...................................................-1-
         (a)   Initial Purchase..............................................-1-
         (b)   Further Assurances............................................-1-
    1.2  Tender Offer........................................................-2-
    1.3  Company Actions.....................................................-3-
    1.4  Directors...........................................................-4-

2.  Closing of Initial Purchase; Purchase Price..............................-4-
    2.1  Closing Date........................................................-4-
    2.2  Purchase Price and Payment at Closing...............................-5-

3.  Representations and Warranties...........................................-5-
    3.1  Representations and Warranties of the Sellers and the Company.......-5-
         (a)  Due Organization; Good Standing and Power......................-5-
         (b)  Validity of Agreement; Capitalization..........................-5-
         (c)  No Approvals or Notices Required; No Conflict with Instruments.-6-
         (d)  Reports........................................................-6-
         (e)  Absence of Certain Changes.....................................-7-
         (f)  Offer Documents; Other Information.............................-8-
         (g)  Certain Fees...................................................-8-
         (h)  State Takeover Laws............................................-8-
         (i)  Opinion of Financial Advisor...................................-9-
         (j)  Intellectual Property..........................................-9-
     3.2 Representations and Warranties of Buyer............................-10-
         (a)  Due Organization; Authorization and Validity of Agreement.....-10-
         (b)  No Approvals or Notices Required; No Conflict with Instruments-10-
         (c)  Offer Documents...............................................-10-
         (d)  Certain Fees..................................................-10-
         (e)  Financial Ability.............................................-11-
     3.3 Survival of Representations and Warranties.........................-11-

4.   Covenants; Actions Prior to Closing....................................-11-
     4.1  Access to Information.............................................-11-
     4.2  Conduct of the Business...........................................-11-
     4.3  Additional Agreements.............................................-12-
     4.4  Notification......................................................-12-
     4.5  Acquisition Proposals.............................................-13-
     4.6  Public Announcements..............................................-13-

5.   Conditions Precedent...................................................-13-
     5.1  Conditions Precedent to Obligations of Buyer......................-13-
          (a)  No Action....................................................-13-
          (b)  Accuracy of Representations and Warranties...................-14-
          (c)  Performance of Agreements....................................-14-
          (d)  Material Adverse Change......................................-14-
     5.2  Conditions Precedent to the Obligations of the Sellers............-14-
          (a)  Accuracy of Representations and Warranties...................-14-
          (b)  Performance of Agreements....................................-14-
6.   Termination............................................................-14-
     6.1  General...........................................................-14-
     6.2  No Liabilities in Event of Termination............................-14-

7.   Covenants; Action Subsequent to Closing................................-15-
     7.1  Sellers' Covenants Not to Compete.................................-15-
     7.2  Articles of Incorporation; Bylaws.................................-15-
     7.3  Merger Without Meeting of Stockholders............................-16-
     7.4  Alternative Merger................................................-16-
          (a)  Long Form Merger.............................................-16-
          (b)  Proxy Statement..............................................-16-
          (c)  Approval of Stockholders.....................................-17-
     7.5  Employment Agreements.............................................-17-

8.   Indemnification........................................................-17-
     8.1  Indemnification by the Sellers....................................-17-
     8.2  Indemnification by Buyer..........................................-17-
     8.3  Indemnification Procedures........................................-17-
     8.4  Limits on Liability...............................................-18-

9.   Miscellaneous..........................................................-19-
     9.1  Payment of Certain Fees and Expenses..............................-19-
     9.2  Notices...........................................................-19-
     9.3  Entire Agreement..................................................-20-
     9.4  Binding Effect; Benefit...........................................-20-
     9.5  Assignability.....................................................-20-
     9.6  Amendment; Waiver.................................................-21-
     9.7  Section Headings; Index...........................................-21-
     9.8  Reformation and Severability......................................-21-
     9.9  Counterparts......................................................-21-
     9.10 Release...........................................................-21-
     9.11 Applicable Law....................................................-22-
     9.12 Exercise of Rights and Remedies...................................-22-

10.  Definitions............................................................-22-
     10.1  Defined Terms....................................................-22-
     10.2  References.......................................................-23-

                               PURCHASE AGREEMENT

     This Purchase Agreement (this "Agreement") is made and entered into as of July 7, 2000 by and among James L. Schultz, James L. Schultz and Helen D. Schultz as Tenants by the Entireties and as joint tenants, and David J. Vagnoni (collectively, the "Sellers" and individually, a "Seller"), Computer Research, Inc., a Pennsylvania corporation (the "Company"), and CRI Acquisition, Inc., a Delaware corporation and its permitted assigns hereunder ("Buyer").


                                R E C I T A L S:
                                - - - - - - - -

     1. Together, the Sellers own 1,403,495 shares (the "Seller Shares") of the common stock, no par value (the "Common Stock") of the Company, which is engaged in the business of back- office data processing for securities brokerage firms, bank broker dealers and municipal bond dealers (the "Business"); and

     2. The Sellers desire to sell to Buyer and Buyer desires to acquire from the Sellers, the Seller Shares, in consideration of the payment by Buyer of the purchase price provided for herein, all upon the terms and subject to the conditions hereinafter set forth; and

     3. The Company joins in the execution of this Agreement for the purpose of evidencing its consent to the transactions described herein and for the purpose of making certain representations and warranties to and covenants and agreements with Buyer.

                                    AGREEMENT

     In consideration of the premises and of the respective representations, warranties, covenants, agreements and conditions of the parties contained herein, it is hereby agreed as follows:

1.  Purchase and Sale.
    ------------------

    1.1   Purchase and Sale.

          (a) Initial Purchase. Subject to the terms and conditions of this Agreement, at the Closing, Sellers shall sell and deliver to Buyer and Buyer shall purchase from Sellers all of the Seller Shares, free and clear of all Encumbrances (the "Initial Purchase"). At the Closing, each of the Sellers shall deliver to Buyer certificates evidencing all of the shares of Common Stock owned by such Seller (which, in the aggregate, shall constitute all of the Seller Shares), duly endorsed for transfer or accompanied by duly executed stock powers.

          (b) Further Assurances. From time to time after the Closing, the Sellers will execute and deliver, or cause to be executed and delivered, without further consideration, such other instruments of conveyance, assignment, transfer and delivery and will take such other actions as Buyer may reasonably request in order to more effectively transfer, convey, assign and deliver to Buyer, and to place Buyer in possession and control of any of the Seller Shares or to enable Buyer to exercise and enjoy all rights and benefits of the Sellers with respect thereto.

     1.2  Tender Offer.

          (a) Provided that (w) the Initial Purchase shall have been closed, (x) none of the events set forth in Annex I hereto shall have occurred and be continuing, (y) the average closing price of the Common Stock for the fifteen trading days following the public announcement of this Agreement is less than or equal to $2.42 per share (the "Offer Price"), and (z) no other competing offer to purchase the Company or the Shares (as hereinafter defined) is made at any price (the conditions in w, x, y and z above being referred to as the "Offer Conditions"), then on or before July 31, 2000, or as soon as practicable thereafter (but in no event later than August 7,
     2000), Buyer shall commence under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act")) a tender offer (the "Offer") to purchase all of the outstanding shares of Common Stock other than the Seller Shares (the "Shares") at the Offer Price per Share, net to the seller in cash, which Offer shall be on the terms set forth herein. Neither Buyer's commencement of the Offer nor the agreement by any holder of Shares to tender such Shares pursuant to the Offer shall be a condition precedent to the Closing of the purchase of the Seller Shares. Buyer shall, subject only to the satisfaction or waiver of the conditions set forth in Annex I hereto (the "Offer Conditions"), accept for payment, and pay for, all Shares validly tendered pursuant to the Offer (and not withdrawn) as soon as practicable after such acceptance and payment is legally permitted. Payment for any Shares accepted for payment shall be made within two business days after acceptance thereof by delivering the purchase price for such Shares to the depositary to whom such Shares have been tendered. Buyer shall have the right to change the terms and conditions of the Offer, so long as such changes do not, without the prior written approval of the Company, (i) decrease the Offer price or the number of Shares sought, (ii) amend the Offer to modify or add any conditions, (iii) change the form of consideration payable in the Offer or (iv) otherwise amend the Offer in any manner adverse to the holders of Shares other than to extend the Offer as permitted hereunder. The Offer shall expire on the date designated by the Buyer that is within three business days after the earliest time permitted by the Exchange Act, unless the Offer is extended by Buyer as permitted herein (the date of expiration, as the same may be extended, is herein referred to as the "Expiration Date"). Buyer may, from time to time, without the consent of the Company, extend the Expiration Date (i) if any of the Offer Conditions has not been satisfied, for the minimum period of time deemed appropriate by Buyer to satisfy such condition, but in no event later than the 20th business day following the initial Expiration Date (subject, with respect to the Minimum Condition (as defined in Annex I hereto), to the provisions of clause (ii) hereof); (ii) if all of the Offer Conditions have been satisfied other than the Minimum Condition, for a period of not more than 10 business days following the initial Expiration Date, in order to allow the Minimum Condition to be satisfied; and (iii) to provide for a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act. It is agreed that the conditions set forth in Annex I, other than the Minimum Condition, are for the sole benefit of Buyer, and may be asserted by it regardless of the circumstances giving rise to such condition or may be waived by Buyer, in whole or in part at any time and from time to time.

          (b) As soon as practicable on the date the Offer is commenced, Buyer shall file with the Securities and Exchange Commission (the "Commission") a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the "Schedule TO") with respect to the Offer, which Schedule TO will contain (either as exhibits or incorporated by reference) the form of offer to purchase the Shares (the "Offer to Purchase") and related Letter of Transmittal (the "Letter of Transmittal"). Buyer and the Company agree to promptly correct the Schedule TO, the Offer to Purchase and related Letter of Transmittal, and all amendments thereto (which together constitute the "Offer Documents") if any information provided by any of them for use in the Offer Documents shall have become false or misleading in any respect, and Buyer shall take all steps necessary to cause the Schedule TO as so corrected to be filed with the Commission and the other Offer Documents as so corrected to be disseminated to the holders of the Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given an opportunity to review the Offer Documents prior to the filing thereof with the Commission. Buyer agrees to provide the Company with any written comments Buyer or its counsel may receive from the Commission with respect to the Offer Documents promptly after receipt thereof.

     1.3 Company Actions. The Company hereby consents to the Offer and represents that its Board of Directors has (i) approved the Offer subject to the terms and conditions set forth herein, (ii) resolved that the Offer and the other transactions contemplated hereby are fair to and in the best interests of the Company's shareholders, and (iii) resolved to recommend acceptance of the Offer by the Company's shareholders. The Company shall file with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") which shall reflect such recommendations. The Company hereby consents to the inclusion in the Offer of the recommendations referred to in this Section. The Company and the Buyer shall correct promptly any information provided by either of them for use in the Schedule 14D-9 which shall have become false or misleading in any material respect, and the Company shall take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the Commission and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Buyer and its counsel shall be given the opportunity to review the Schedule 14D-9 prior to the filing thereof with the Commission. The Company agrees to provide Buyer with any written comments the Company or its counsel may receive from the Commission with respect to any documents filed by the Company with the Commission in connection with the transactions contemplated hereby, promptly after receipt thereof. In connection with the Offer, the Company will upon request of Buyer promptly furnish Buyer with such information and assistance as Buyer may reasonably request, including lists of the names and addresses of the shareholders of the Company, mailing labels and lists of security positions, and such assistance as Buyer or its agents may reasonably request in communicating the Offer to the record and beneficial holders of Shares. Subject to the requirements of Applicable Law, and except for such steps as are necessary to disseminate the Offer, Buyer (and its affiliates, associates and representatives) will hold in confidence the information contained in any such labels and lists and, if this Agreement is terminated, will upon request deliver to the Company all copies of, and any extracts or summaries from, such information then in their possession.

     1.4 Directors. Buyer and the Company agree that, until after the conclusion of the merger described in Section 7 below, neither Buyer nor any of its affiliates shall elect any members of the Company's Board of Directors or seek to influence or change the management or policies of the Company in any way, and Buyer covenants and agrees on behalf of itself and its affiliates not to do so; however, if the Offer Conditions are not met, and Buyer determines not to proceed with the Offer, or if Buyer proceeds with the Offer but does not complete the Offer, then the Buyer shall, upon written notice to the Company, have the right to designate such number of directors, rounded up to the next whole number, as will give Buyer representation on the Board of Directors of the Company ("Equivalent Representation") equal to the product of the number of directors comprising the Board of Directors of the Company and the percentage that the aggregate number of shares of Common Stock beneficially owned by Buyer bears to the total number of shares of Common Stock outstanding. The Company shall exercise its best efforts to secure the resignations of such number of directors as is necessary to enable the Buyer's designees to be elected to the Board of Directors of the Company, and shall cause Buyer's designees to be so elected so that Buyer shall have Equivalent Representation on the Board of Directors of the Company. At the request of Buyer, the Company shall take, at its expense, all action necessary to effect any such election, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, such action to be taken as soon as practicable after Buyer's request. Buyer shall supply to the Company and be solely responsible for any information with respect to itself and Buyer's designees, officers, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. If the Buyer exercises its rights to Equivalent Representation, any amendment or termination of this Agreement, extension for the performance or waiver of the obligations or other acts of Buyer or waiver of the Company's rights hereunder, which amendment, termination, extension or waiver would adversely affect the shareholders of the Company, shall also require the approval of all of the then serving directors, if any, who are directors as of the date hereof (the "Continuing Directors"). If the Offer Conditions are satisfied, the Continuing Directors shall not be removed prior to completion of the merger described in Section 7 below. If the number of Continuing Directors prior to the completion of the merger is reduced below two for any reason, the remaining Continuing Director shall be entitled to designate a person to fill such vacancy who shall be deemed a Continuing Director for all purposes of this Agreement.



2.   Closing of Initial Purchase; Purchase Price.
     -------------------------------------------

2.1 Closing Date. The closing of the Initial Purchase (the "Closing") shall take place at (i) the offices of the Company concurrently with the execution of this Agreement or (ii) at such other time or place or on such other date as the parties hereto shall agree. The date on which the Closing is required to take place is herein referred to as the "Closing Date".

     2.2 Purchase Price and Payment at Closing. The aggregate purchase price for the Seller Shares in the Initial Purchase shall be $3,396,457.90 (the "Purchase Price"), which shall be payable in cash at the Closing. The portion of the Purchase Price payable to each Seller shall consist of the Offer Price per share of Common Stock multiplied by the number of Seller Shares held by such Seller, and shall be paid to each Seller at the Closing in the form of a bank cashier's check payable to the order of such Seller or, if requested by such Seller, in immediately available funds by confirmed wire transfer to a bank account to be designated by such Seller (such designation to occur no later than the second business day prior to the Closing Date).

3.   Representations and Warranties.
     ------------------------------

     3.1 Representations and Warranties of the Sellers and the Company. The Sellers and the Company, jointly and severally, represent and warrant to Buyer as of the date hereof and as of the Closing Date as follows:

          (a) Due Organization; Good Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Pennsylvania. The Company has the corporate power and authority to own, lease and operate its assets and to conduct its business as now conducted. The Company is duly authorized, qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which its right, title or interest in or to any of its assets, or the conduct of its business, requires such authorization, qualification or licensing, except where the failure to so qualify or to be in good standing in such other jurisdictions would not have a material adverse effect on any of the assets, the business or the results of operations of the Company. No actions or proceedings to dissolve the Company are pending. The Company has delivered to Buyer true and complete copies of its minute books and stock transfer books, each of which is accurate and complete. The Company has no Subsidiaries.

          (b) Validity of Agreement; Capitalization. This Agreement has been duly executed and delivered by the Sellers and the Company and constitutes a legal, valid and binding obligation of each of them, enforceable against them in accordance with its terms, except as the same may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights generally and by general equity principles. The Company's authorized capital consists of 5,000,000 shares of common stock, no par value, of which 4,037,255 are issued and 4,037,255 are outstanding. All of the issued and outstanding shares of the Company have been duly authorized and validly issued, are fully paid and nonassessable, have not been issued in violation of any preemptive or similar rights, and have been issued in compliance with all Applicable Laws (including state and federal securities laws).
     There are (and as of the Closing Date there will be) outstanding (i) no shares of capital stock or other voting securities of the Company other than as described above, no securities of the Company convertible into or exchangeable for shares of the capital stock or other voting securities of the Company, (ii) no options or other rights to acquire from the Company, and no obligation of the Company to issue or sell, any shares of its capital stock or other voting securities or any securities of the Company convertible into or exchangeable for such capital stock or voting securities, (iii) no equity equivalents, interest in the ownership or earnings, or other similar rights of or with respect to the Company, and
     (iv) no shares of any other entity owned by the Company. There are (and as of the Closing Date there will be) no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares, securities, options, equity equivalents, interests or rights. Sellers are (and at the Closing Date will be) the record and beneficial owners of, and upon consummation of the transactions contemplated hereby Buyer will acquire, good, valid and marketable title to, 883,310 shares of Common Stock held by James L. Schultz and by James L. Schultz and Helen D. Schultz as Tenants by the Entireties and as joint tenants, and 520,185 shares of Common Stock held by David J. Vagnoni, free and clear of all Encumbrances, other than
     (i) those that may arise by virtue of any actions taken by or on behalf of Buyer or its affiliates or (ii) restrictions on transfer that may be imposed by federal or state securities laws. To the knowledge of the Sellers and the Company, there are no voting or other stockholders agreements to which any shares of Common Stock are subject.

          (c) No Approvals or Notices Required; No Conflict with Instruments. Except for filings required under federal and state securities laws and with the National Association of Securities Dealers, Inc. and any necessary shareholder vote, the execution, delivery and performance of this Agreement by the Sellers and the Company and the consummation of the transactions contemplated hereby (i) will not violate (with or without the giving of notice or the lapse of time or both) or require any consent, approval, filing or notice under, any provision of any Applicable Law and (ii) will not result in the creation of any Encumbrance on the Seller Shares under, conflict with, or result in the breach or termination of any provision of, or constitute a default under, or result in the acceleration of the performance of the obligations of, or the payment of any termination or other similar fee or reimbursement amount by, the Sellers or the Company under, or result in the creation of an Encumbrance upon any portion of the assets of the Company pursuant to, the charters or by-laws of the Company, or any indenture, mortgage, deed of trust, lease, licensing agreement, contract, instrument or other agreement to which the Sellers or the Company are a party or by which any of them or any of their assets is bound or affected. The Seller Shares are transferable and assignable to Buyer as contemplated by this Agreement without the waiver of any right of first refusal or the consent of any other party being obtained, and there exists no preferential right of purchase in favor of any person with respect of any of the Seller Shares, any other shares of Common Stock or the Business or any of the assets of the Company.

          (d)  Reports.

               (i) Since  January  1,  1995,  the  Company  has filed all forms, reports and documents with the Commission required to be filed by it pursuant to the applicable requirements of the Securities Act of 1933, as amended (together with rules and regulations promulgated thereunder, the "Securities Act") and the Exchange Act, all of which complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act. Each final prospectus, definitive proxy statement and report filed by the Company with the Commission since January 1, 1995 complied as of its respective filing date (or, in the case of a final prospectus, the effective date thereof) in all material respects with all applicable requirements of the Securities Act and the Exchange Act. None of such forms, reports and documents filed with the Commission, including, without limitation, any exhibits, financial statements or schedules included therein, at the time filed (or, in the case of a final prospectus, the effective date thereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

               (ii) The consolidated balance sheets and the related consolidated statements of earnings and of cash flows (including the related notes thereto) of the Company (the "Financial Statements") included in the Company's Annual Report on Form 10-KSB for the fiscal year ended August 31, 1999 (the "10K"), the Company's Quarterly Report on Form 10-QSB for the fiscal quarters ended November 30, 1999 and February 29, 2000 (the"10Qs"), and the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended May 31, 2000 previously supplied in draft form to Buyer (the "Draft 10Q", and, together with the 10K and the 10Qs, the "Reports") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as stated in the Financial Statements, including the related notes, and except that the quarterly financial statements do not contain all of the footnote disclosures required by generally accepted accounting principles) and fairly present the consolidated financial position of the Company as of their respective dates, and the results of consolidated operations and consolidated cash flows for the periods presented therein, subject in the case of the unaudited financial statements, to normal year-end adjustments and any other adjustments described therein, none of which adjustments would be material.

               (iii) Except as disclosed in the Financial Statements, since February 29, 2000 to the date of this Agreement, the Company has not incurred a liability of a nature which would be required to be reflected on a consolidated balance sheet of the Company prepared as of the date of this Agreement and in accordance with generally accepted accounting principles, other than liabilities to persons or entities not affiliated with the Company and which were incurred in the ordinary course of business, consistent with past practice.

          (e) Absence of Certain Changes. Except as contemplated by this Agreement or disclosed in the Reports, and except for information received by the Company regarding the probable loss of its customer, Regions Financial Corp., since February 29, 2000, the Company has not suffered any adverse effect on its business, condition (financial or otherwise), operations or assets. Except as disclosed in the Reports, since February 29, 2000, there has not been (i) any declaration, setting aside or payment of any dividend or other distribution in respect of shares of capital stock of the Company, any redemption or other acquisition by the Company of any shares of its capital stock, any change in the authorized capital stock or outstanding capital stock of the Company, any change in any Seller's ownership interest in the Company, or any grant or issuance of any options, warrants, calls, conversion rights or commitments with respect to the capital stock of the Company; (ii) any increase in the rate or terms of compensation payable or to become payable by the Company to its directors, officers or employees; (iii) any increase in the rate or terms of any bonus, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any such directors, officers or employees;
     (iv) other than the Letter of Intent entered into with SunGard Data Systems, Inc., any entry into, or any material amendment to, any agreement, commitment or transaction by the Company which is material to the Company taken as a whole other than agreements with a term of no greater than one year made or entered into in the ordinary course of business with persons or entities not affiliated with the Company; or (v) any change by the Company in accounting methods, principles or practices except for changes made after the date hereof and required by generally accepted accounting principles.

          (f) Offer Documents; Other Information. None of the information relating to the Company supplied in writing by the Company specifically for inclusion in the Offer Documents or obtained from any document filed by the Company with the Commission, and none of the information contained in the
     Schedule 14D-9, including any amendments or supplements thereto, or any schedules required to be filed with the Commission in connection therewith, will, at the respective times of filing with the Commission contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (g) Certain Fees. Neither the Company nor its officers, directors or employees, nor Sellers, on behalf of the Company or themselves, has employed any broker or finder or incurred any other liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby, other than the fees and expenses payable to William Lerner, which shall be paid by the Company.

          (h) State Takeover Laws. Subchapters E through H of Chapter 25, Title 15 of the Pennsylvania Business Corporation Law ("PBCL") do not apply to the Company, and the Buyer shall not be affected by the provisions set forth therein. Each Seller and the Company has taken all necessary action to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable
     "moratorium," "fair price," "business combination," "control share" or other anti-takeover laws. The Company has taken all action so that the entering into of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the grant of any rights to any person under the Articles of Incorporation, Bylaws or other governing instruments of the Company or restrict or impair the ability of Buyer to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of the Company that may be directly or indirectly acquired or controlled by it.

          (i) Opinion of Financial Advisor. The Company has delivered, or will deliver within three (3) business days following Closing, to Buyer a signed opinion of the Company's financial advisor, Valuation Professionals of Newport Beach, California, dated as of the date of this Agreement, which opinion states that the consideration to be received by the holders of Company Common Stock is fair, from a financial point of view, to such holders.

          (j) Intellectual Property.

               (i) The Company owns all rights, title and interest in and to all Intellectual Property, inventions, trade secrets, copyrights, patents, trademarks, know-how, ideas, expressions, processes, subroutines, algorithms and programming techniques necessary to conduct its Business, other than those inventions, trade secrets, copyrights, patents, trademarks, know-how, ideas, expressions, processes, subroutines, algorithms and programming techniques that are owned by third parties and used by the Company under adequate licenses or other rights (the "Third Party Rights").

               (ii) The Company has the sole and exclusive right to use the Intellectual Property used in the conduct of the Business without infringing or violating the rights of any third parties. No consent of third parties will be required for the use thereof by the Company upon consummation of the transactions contemplated by this Agreement. No claim has been asserted by any person to the ownership of or right to use any such Intellectual Property or challenging or questioning the validity or effectiveness of any such license or agreement, and neither the Company nor the Sellers know of any valid basis for any such claim.

               (iii) There exists no claim that, or inquiry as to whether, any product, activity or operation of the Company infringes upon or involves, or has resulted in the infringement of, any proprietary right of any other person, corporation or other entity; and no proceedings have been instituted, are pending or are threatened which challenge the rights of the Company with respect thereto. The Company has not given and is not bound by any agreement of indemnification for any Intellectual Property as to any property manufactured, used or sold by the Company.

               (iv) The Company's owned software is unique and original, is free of any claims or encumbrances, and does not infringe any patent, copyright, trade secret or other proprietary right of any person, nor does it include or make use of any trade secrets or confidential or proprietary information owned by any third party, other than the Third Party Rights. The Company's owned software is free of material programming errors or defects in workmanship or materials.

     3.2 Representations and Warranties of Buyer. Buyer represents and warrants to the Sellers as follows:

          (a) Due Organization; Authorization and Validity of Agreement. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. This Agreement has been duly executed and delivered by Buyer and constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as the same may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights generally and by general equity principles.

          (b) No Approvals or Notices Required; No Conflict with Instruments. The execution, delivery and performance of this Agreement by Buyer and the consummation by it of the transactions contemplated hereby (i) will not violate (with or without the giving of notice or the lapse of time or both), or require any consent, approval, filing or notice under any provision of any Applicable Law, and (ii) will not conflict with, or result in the breach or termination of any provision of, or constitute a default under, or result in the acceleration of the performance of the obligations of Buyer, under, the charter or bylaws of Buyer or any indenture, mortgage, deed of trust, lease, licensing agreement, contract, instrument or other agreement to which Buyer is a party or by which Buyer or any of its assets or properties is bound.

          (c) Offer Documents. The Offer Documents (including any amendments or supplements thereto) shall contain all information which is required to be included therein in accordance with the Exchange Act and other Applicable Laws, and will not, at the respective times the Offer Documents or any amendments or supplements thereto are filed with the Commission, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation is given with respect to information supplied in writing by the Company specifically for inclusion in the Offer Documents or obtained from any document filed by the Company with the Commission. While the Offer is outstanding, Buyer will promptly correct any statements in the Schedule TO and the other Offer Documents that to its knowledge become false or misleading and take all steps necessary to cause such Schedule TO as so corrected to be filed with the Commission and Offer Documents as so corrected to be disseminated to each holder of Shares, in each case only as and to the extent required by Applicable Law.

          (d) Certain Fees. Neither Buyer nor any of its officers, directors, employees or representatives has employed any broker or finder or incurred any other liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby, other than fees and expenses payable to Sanders Morris Harris, which shall be the sole responsibility of Buyer.

          (e) Financial Ability. Buyer has, and any permitted assignee of Buyer will have, the financial ability to consummate the purchase of the Seller Shares pursuant to this Agreement and the purchase of the Shares pursuant to the Offer.

     3.3  Survival  of   Representations   and   Warranties.   The   respective
representations and warranties of the parties contained herein shall expire on the second anniversary of the Closing Date; provided that there shall be no expiration of any such representation or warranty as to which a bona fide claim has been asserted by written notice of such claim delivered to the party or parties making such representation or warranty during the survival period. This
Section 3.3 shall not at any time relieve any party hereto from the performance of such party's agreements, covenants and undertakings set forth in this Agreement.

4.   Covenants; Actions Prior to Closing.
     -----------------------------------

     4.1 Access to Information. During the period beginning on the date hereof and ending on the Closing Date, the Sellers and the Company will (a) give or cause to be given to Buyer and its representatives such access, during normal business hours, to the plant, properties, books and records of the Company as Buyer shall from time to time reasonably request and (b) furnish or cause to be furnished to Buyer such financial and operating data and other information with respect to the Company as Buyer shall from time to time reasonably request.
Buyer and its representatives shall be entitled, in consultation with the Sellers, to such access to the representatives, officers and employees of the Company as Buyer may reasonably request.

     4.2 Conduct of the Business. Except as specifically required or contemplated by this Agreement or otherwise consented to or approved in writing by Buyer, during the period commencing on the date hereof and ending on the Closing Date:

          (a) the Company shall not conduct its businesses except in the usual, regular and ordinary manner consistent with current practice and, to the extent consistent with such current practice, shall use reasonable best efforts to keep available the services of the present employees of the Company and preserve the Company's present relationships with persons having business dealings with the Company;

          (b) the Company shall not fail to maintain the Company's books, accounts and records in the usual, regular and ordinary manner, on a basis consistent with past practice, and shall comply in all material respects with all Applicable Laws and other obligations of the Company;

          (c) the Company shall not (i) sell, pledge or issue any option or other right to acquire any stock owned by it, (ii) amend its Articles of Incorporation or Bylaws, (iii) split, combine or reclassify the outstanding Common Stock, (iv) declare, set aside or pay any dividend payable in cash, stock or property with respect to the Common Stock, or (v) tender any Common Stock for purchase pursuant to the Offer;

          (d) the Company shall not (i) issue any additional shares of, securities convertible into shares of, or rights of any kind to acquire any shares of, its capital stock, (ii) sell, transfer, lease or otherwise encumber any assets or incur any indebtedness other than in the ordinary course of business consistent with past practice, and that, with respect to incurrence of indebtedness, is prepayable without penalty or premium, (iii) make any material capital expenditures other than replacements, repairs or betterments made in the ordinary course of business, (iv) acquire any corporation, partnership or other business organization or enterprise, (v) acquire or offer to acquire any of its capital stock, or (vi) modify in any material respect any agreement with respect to any of the foregoing;

          (e) the Company shall not grant any severance or termination pay to or increase the compensation payable to, or enter into or amend any employment agreement with, any officer, director or employee of the Company (except pursuant to agreements of the Company in effect on the date hereof disclosed in the 10K); and the Company shall not increase benefits payable under its current severance or termination pay policies;

          (f) the Company shall not adopt, or amend to increase compensation or benefits payable under, any plan, agreement, trust, fund or arrangement for the benefit of any employees; and

          (g) the Company shall not agree or commit to take any of the actions prohibited in this Section or any action that would make any representation or warranty contained in Section 3.1 untrue.

     4.3 Additional Agreements. Subject to the terms and conditions herein provided and the fiduciary duties of the Board of Directors of the Company, each of the parties hereto agrees to use its best efforts consistent with prudent business judgment to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate and make effective the transactions contemplated by this Agreement, including using its best efforts consistent with prudent business judgment to lift or rescind any injunction, restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, to obtain all necessary waivers, consents, approvals and authorizations and to effect all necessary registrations and filings; subject, however, to the appropriate vote of the shareholders of the Company if required by Applicable Law or the rules of the Nasdaq National Stock Market. Each party further agrees to use its best efforts, consistent with prudent business judgment, subject to the restrictions of this Agreement, and except as otherwise contemplated by this Agreement, to cause the representations and warranties of such parties contained herein to be true and correct in all material respects at the Closing Date as if made again at that date.

     4.4 Notification. The Sellers and the Company shall promptly notify Buyer in writing and keep it advised as to (i) any litigation or administrative proceeding filed or pending against the Company or, to their knowledge, threatened against it, including any such litigation or administrative proceeding that challenges the transactions contemplated hereby; (ii) any material damage or destruction of any of the assets of the Company; (iii) any material adverse change in the results of operations of the Company; and (iv) any variance from the representations and warranties contained in Section 3.1 hereof or of any failure or inability on the part of the Sellers or the Company to comply with any of their respective covenants contained in this Section 4.

     4.5 Acquisition Proposals. None of the Sellers, the Company, or any affiliate, director, officer, employee or representative of any of them shall, directly or indirectly (i) solicit, initiate or knowingly encourage any Acquisition Proposal or (ii) engage in discussions or negotiations with any person that is considering making or has made an Acquisition Proposal. Sellers and the Company shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted heretofore with respect to any Acquisition Proposal and shall promptly request each such person who has heretofore entered into a confidentiality agreement in connection with an Acquisition Proposal to return to Sellers and the Company all confidential information heretofore furnished to such person by or on behalf of any Seller or the Company. If at any time prior to commencement of the Offer, the Company receives an unsolicited, written, bona fide Acquisition Proposal from a third party, the Company's Board of Directors may, but only if, in the good faith judgement of the Board, based, as to legal matters, on the advice of legal counsel, the Board determines that the failure to do so would be inconsistent with the discharge of its fiduciary duties to the Company's shareholders under Applicable Law, proceed with discussions regarding such Acquisition Proposal and furnish information and access pursuant to confidentiality agreements that do not prohibit or restrict disclosure of any matter to Buyer and negotiate any such Acquisition Proposal. The Company shall immediately advise Buyer orally and in writing of the receipt of any Acquisition Proposal, the terms and conditions thereof and the identity of the person making the proposal. The term "Acquisition Proposal," as used herein, means any offer or proposal for or any indication of interest in, a merger, tender offer or other business combination involving the Company or any of its affiliates, or the acquisition of an equity interest in or substantial portion of the assets of, the Company or any affiliate of the Company, other than the transactions contemplated by this Agreement.

     4.6 Public Announcements. Neither Buyer, on the one hand, nor Sellers and the Company, on the other, shall issue any press release or otherwise make any public statements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other party.

5.   Conditions Precedent.
     --------------------

     5.1 Conditions Precedent to Obligations of Buyer. The obligations of Buyer under this Agreement are subject to the satisfaction (or waiver by Buyer) at or prior to the Closing Date of each of the following conditions:

          (a) No Action. No action of any private party or Governmental Entity shall have been taken or threatened and no statute, rule, regulation or executive order shall have been proposed, promulgated or enacted by any Governmental Entity which seeks to restrain, enjoin or otherwise prohibit or to obtain damages or other relief in connection with this Agreement or the transactions contemplated hereby.

          (b) Accuracy of Representations and Warranties. All representations and warranties of the Sellers and the Company contained herein or in any certificate or document delivered to Buyer pursuant hereto shall be true and correct in all material respects on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on and as of the Closing Date, except as contemplated or permitted by this Agreement.

          (c) Performance of Agreements. The Sellers and the Company shall have, in all material respects, performed all obligations and agreements, and complied with all covenants and conditions, contained in this Agreement to be performed or complied with by them prior to or at the Closing Date.

          (d) Material Adverse Change. The Company shall have suffered no Material Adverse Change from the date of this Agreement until the Closing Date (provided, however, that any change in the customer status of Regions Financial Corp. shall not be a Material Adverse Change).

     5.2 Conditions Precedent to the Obligations of the Sellers. The obligations of the Sellers under this Agreement are subject to the satisfaction (or waiver by the Sellers) at or prior to the Closing Date of each of the following conditions:

          (a) Accuracy of Representations and Warranties. All representations and warranties of Buyer contained herein or in any certificate or document delivered to the Sellers pursuant hereto shall be true and correct on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on and as of the Closing Date, except as contemplated or permitted by this Agreement.

          (b) Performance of Agreements. Buyer shall have performed all obligations and agreements, and complied with all covenants and conditions contained in this Agreement to be performed or complied with by it prior to or at the Closing Date.

6.       Termination.
         -----------

     6.1 General. This Agreement may be terminated and the transactions contemplated herein may be abandoned (a) by mutual consent of Buyer and the Sellers, or (b) following the Closing, by the Buyer or the Seller, if the Offer Conditions have not been satisfied by July 31, 2000; provided, however, that if the Offer Conditions have not been satisfied on or before such date due to a breach of this Agreement by one of the parties or an affiliate of that party, that party may not terminate this Agreement.

     6.2 No Liabilities in Event of Termination. In the event of any termination of this Agreement as provided above, this Agreement shall forthwith become wholly void and of no further force or effect and there shall be no liability on the part of Buyer, the Sellers, the Company or their respective officers, directors, or agents, except that the provisions of Section 9.1 hereof shall remain in full force and effect, and provided that nothing contained herein shall release any party from liability for any failure to comply with any provision, covenant or agreement contained herein.

7.   Covenants; Action Subsequent to Closing.
     ---------------------------------------

     7.1 Sellers' Covenants Not to Compete. In order to allow Buyer to realize the full benefit of its bargain in connection with the purchase of the Seller Shares, the Sellers will not at any time for a period of five years following the Closing Date, directly or indirectly, acting alone or as a member of a partnership or as a holder of in excess of 5% of any security of any class, or as a consultant to or representative of, any corporation or other business entity,

          (a) engage in any business in competition with the Business as conducted by the Sellers or the Company at the date hereof in those geographic areas in which such Business is conducted or has been conducted within one year prior to the Closing Date; or

          (b) request any present or future customer or supplier of the Company or of the Business as conducted by the Company, Buyer or their respective affiliates to curtail or cancel its business with the Company, Buyer or their respective affiliates; or

          (c) unless otherwise required by Applicable Law, disclose to any person, firm or corporation any details of organization or business affairs of the Company or the Business, any names of past or present customers of the Company, or any other non-public information concerning the Business or the Company; or

          (d) induce or attempt to influence any employee of Buyer or the Company assigned to the conduct of the Business to terminate his or her employment.

The Sellers acknowledge that in the event the scope of the covenants set forth in this Section 7.1 is deemed to be too broad in any court proceeding, the court may reduce such scope to that which it deems reasonable under the circumstances. The parties hereto agree and acknowledge that Buyer would not have any adequate remedy at law for the breach or threatened breach by any of the Sellers or any of their affiliates of the covenants and agreements set forth in this Section
7.1 and, accordingly, the Sellers further agree that Buyer may, in addition to the other remedies which may be available to it hereunder, file suit in equity to enjoin any of the Sellers and any of their affiliates from such breach or threatened breach and consent to the issuance of injunctive relief hereunder. The Sellers understand and agree that the act of Buyer in entering into this Agreement, and Buyer's covenants and payments hereunder, shall and do constitute sufficient consideration for the Sellers to agree not to compete against Buyer as set out in this Section 7.1.

     7.2 Articles of Incorporation; Bylaws. The Articles of Incorporation and Bylaws of the Company will not be amended for a period of six years from the Closing Date in any manner that would adversely affect the indemnification or litigation expense reimbursement rights thereunder of individuals who on or prior to the Closing Date were directors, officers, employees or agents of the Company, except if such amendment is required by Applicable Law.

     7.3 Merger Without Meeting of Stockholders. In the event that the Offer is commenced and Buyer shall acquire in the aggregate at least 90% of the outstanding shares of the voting capital stock of the Company, pursuant to the Offer or otherwise (including the purchase of the Seller Shares pursuant to this Agreement), the parties hereto shall, at the request of Buyer and subject to the provisions of this Section 7, take all necessary and appropriate action to cause a corporation wholly owned by Buyer to be merged with and into the Company, with the Company as the surviving corporation, without a meeting of stockholders of the Company, in accordance with the Applicable Law; such that each share of capital stock of the corporation wholly owned by Buyer shall be canceled and cease to be outstanding and each share of the Company Common Stock shall be exchanged for cash consideration equal to the Offer Price.

     7.4  Alternative Merger.

          (a) Long Form Merger. In the event that Buyer shall acquire in the aggregate less than 90% but more than 662/3% of the outstanding shares of the voting capital stock of the Company, pursuant to the Offer or otherwise (including the purchase of the Seller Shares pursuant to this Agreement), then, as soon as practicable after the acquisition of Shares in the Offer the parties hereto shall, subject to the provisions of this Section 7, take all necessary and appropriate action to cause a corporation wholly owned by Buyer to be merged with and into the Company, with the Company as the surviving corporation, in accordance with the Applicable Law; such that each share of capital stock of the corporation wholly owned by Buyer shall be cancelled and cease to be outstanding and each share of the Company Common Stock shall be exchanged for cash consideration equal to the Offer Price.

          (b) Proxy Statement. If a merger is to be effected under this Section 7.4, the Company shall, if required by Applicable Law, prepare and file with the Commission a Proxy Statement or Information Statement (the "Proxy Statement") as soon as reasonably practicable after the purchase of and payment for Shares pursuant to the Offer, and shall use its best efforts to have the Proxy Statement cleared by the Commission. If at any time prior to the effective time of such merger any event shall occur that should be set forth in an amendment of or a supplement to the Proxy Statement, the Company shall prepare and file with the Commission such amendment or supplement as soon thereafter as is reasonably practicable. Buyer and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Buyer of the receipt of any comments of the Commission with respect to the Proxy Statement and of any requests by the Commission for any amendment or supplement thereto or for additional information, and shall provide to Buyer promptly copies of all correspondence between the Company or any representative of the Company and the Commission with respect to the Proxy Statement. The Company shall give Buyer and its counsel the opportunity to review the Proxy Statement and all responses to requests for additional information by and replies to comments of the Commission before their being filed with, or sent to, the Commission. Each of the Company and Buyer agrees to use its best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the Commission and to cause the Proxy Statement to be mailed to the holders of Company Common Stock entitled to vote at the Company Stockholders' Meeting at the earliest practicable time.

          (c) Approval of Stockholders. If required by Applicable Law in order to consummate the merger under this Section 7.4, the Company shall, through its Board of Directors, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of voting on the adoption of this Agreement and the merger contemplated hereby as soon as reasonably practicable after the purchase of and payment for Shares pursuant to the Offer. At such meeting, Buyer shall cause all shares of Company Common Stock owned by Buyer to be voted in favor of the adoption of this Agreement and the merger contemplated hereby.

     7.5 Employment Agreements. Following the Closing of the Initial Purchase, the Buyer, the Company and the Sellers shall negotiate in good faith Consulting Agreements between the Company and each of Mr. Schultz and Mr. Vagnoni and an Employment Agreement between the Company and Mr. Schultz on the terms set forth in Annex II.

8.   Indemnification.
     ---------------

     8.1  Indemnification  by the  Sellers.  Subject to the  provisions  of this
Section 8, the Sellers and the Company, jointly and severally prior to the consummation of the Offer, and thereafter the Sellers, jointly and severally, shall protect, indemnify and hold harmless Buyer, its affiliates and their officers, directors, employees, representatives and agents in respect of any losses, claims, damages, liabilities, deficiencies, delinquencies, defaults, assessments, fees, penalties or related costs or expenses, including, but not limited to, court costs and attorneys' and accountants' fees and disbursements, and any federal, state or local income or franchise taxes payable in respect of the receipt of cash or money in discharge of the foregoing, but reduced by any net amount paid to Buyer on account of such loss by any insurance policies (collectively referred to herein as "Damages") to which Buyer may become subject if such Damages arise out of or are based upon the breach of any of the representations and warranties (whether such breach occurred as of the date of execution of this Agreement or as of the Closing Date), covenants or agreements made by the Sellers or the Company in this Agreement, including the Exhibits and Schedules hereto, or in any certificate or instrument delivered by or on behalf of the Sellers or the Company pursuant to this Agreement.

     8.2 Indemnification by Buyer. Subject to the provisions of this Section 8, Buyer shall protect, indemnify and hold harmless the Sellers and the Company, in respect of any Damages to which the Sellers may become subject if such Damages arise out of or are based upon the breach of any of the representations, warranties, covenants or agreements made by Buyer in this Agreement, including the Exhibits and Schedules hereto, or in any certificate delivered by or on behalf of Buyer pursuant to this Agreement.

     8.3 Indemnification Procedures. The obligations and liabilities of each indemnifying party hereunder with respect to claims resulting from the assertion of liability by the other party or third parties shall be subject to the following terms and conditions:

          (a) If any person shall notify an indemnified party (the "Indemnified Party") with respect to any matter which may give rise to a claim for indemnification (a "Claim") against Buyer or the Sellers (the "Indemnifying Party") under this Section 8, then the Indemnified Party shall promptly notify each Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced.

          (b) Any Indemnifying Party will have the right to defend the Indemnified Party against the Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within 15 days after the Indemnified Party has given notice of the Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety (subject to any limitations contained in Section 8) of any Damages the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of or caused by the Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Claim and fulfill its indemnification obligations hereunder, (iii) the Claim involves only money damages and does not seek an injunction or other equitable relief, (iv) settlement of, or an adverse judgment with respect to, the Claim is not, in the good faith judgment of the Indemnifying Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party, and (v) the Indemnifying Party conducts the defense of the Claim actively and diligently and in good faith.

          (c) So long as the Indemnifying Party is conducting the defense of the Claim in accordance with Section 8.3(b) above, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Claim, (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably).

          (d) In the event any of the conditions in Section 8.3(b) above is or becomes unsatisfied, however, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith), (ii) the Indemnifying
     Party will remain responsible for any damages the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Claim to the fullest extent provided in this Section 8.

     8.4 Limits on Liability. Anything contained in this Agreement to the contrary notwithstanding, the liability of any party for indemnity shall only extend to matters for which a bona fide claim has been asserted by written notice of such claim delivered to the Indemnifying Party on or before the second anniversary of the Closing Date. The maximum liability of any Seller hereunder shall be the amount of the Purchase Price he has received.

9.   Miscellaneous.
     -------------

     9.1 Payment of Certain Fees and Expenses. Except as otherwise provided herein, each of the parties hereto shall pay the fees and expenses incurred by it in connection with the negotiation, preparation, execution and performance of this Agreement, including, without limitation, brokers' fees, attorneys' fees and accountants' fees; provided, however, that if an event described in Section
(ii)(h) of Annex I has occurred, the Company shall pay all of Buyer's reasonable fees and expenses incurred in connection with the transaction contemplated herein. The Sellers will file all necessary documentation and returns with respect to all sales, use, transfer and other similar Taxes arising or resulting from the purchase and sale of the Seller Shares hereunder. In addition, each Seller acknowledges that he, and not the Company or the Buyer, will pay all Taxes due on receipt of the consideration payable to that Seller under this Agreement.

     9.2 Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given and received (i) if personally delivered or if delivered by telex, telegram, facsimile or courier service, when actually received by the party to whom notice is sent or (ii) if delivered by mail (whether actually received or not), at the close of business on the fifth business day next following the day when placed in the mail, postage prepaid, certified or registered, addressed to the appropriate party or parties, at the address of such party or parties set forth below (or at such other address as such party may designate by written notice to all other parties in accordance herewith):

          (a) If to Buyer:

                     CRI Acquisition, Inc.
                     c/o Mr. Rodger O. Riney
                     12855 Flushing Meadow Drive
                     St. Louis, Missouri  63131

              with a copy to:

                     Gardere Wynne Sewell & Riggs, L.L.P.
                     1000 Louisiana, Suite 3400
                     Houston, Texas 77002-5007
                     Attention: Bryan W. Baker
                     Facsimile:  (713) 276-6754

          (b) If to a Seller:

                     Mr. James L. Schultz
                     Ms. Helen D. Schultz
                     Mr. David J. Vagnoni
                     c/o Computer Research, Inc.
                     Southpointe Plaza I, Suite 300
                     400 Southpointe Boulevard
                     Cannonsburg, Pennsylvania  15317-8539

           (c) If to the Company:

                     Computer Research, Inc.
                     Southpointe Plaza I, Suite 300
                     400 Southpointe Boulevard
                     Cannonsburg, Pennsylvania  15317-8539

               with a copy to:

                     Mr. John J. Zak, Esq.
                     Hodgson Russ Andrews Woods & Goodyear, LLP
                     One M&T Plaza, Suite 2000
                     Buffalo, New York 14203-2391
                     Facsimile: (716) 849-0349

     9.3 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto and the other transaction documents expressly contemplated hereby) constitutes the entire agreement between the parties hereto and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

     9.4 Binding Effect; Benefit. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective permitted heirs, personal representatives, successors and assigns. Except as provided expressly herein, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, personal representatives, successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     9.5 Assignability. This Agreement shall not be assignable by the Sellers or the Company without the prior written consent of the Buyer, or by the Buyer without the prior written consent of the Sellers; provided, however, that Buyer shall be entitled to assign its rights and obligations under this Agreement to an affiliate of such Buyer without the consent of the Sellers, but the Buyer shall not be released from its obligations hereunder.

     9.6 Amendment; Waiver. This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the parties hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

     9.7 Section Headings; Index. The section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

     9.8 Reformation and Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, that provision will, to the extent possible, be modified in such manner as to be valid, legal and enforceable but so as to most nearly retain the intent of the parties hereto as expressed herein, and if such a modification is not possible, that provision will be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby.

     9.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

     9.10 Release. Notwithstanding any other provision of this Agreement and subject to the limitations the last sentence of this Section 9.10 sets forth, each Seller hereby unconditionally and irrevocably releases and forever discharges, effective as of and forever after the Closing, to the fullest extent Applicable Law permits, the Buyer and its past, present and future officers, directors, employees, agents and affiliates (including the Company) (collectively, the "Released Parties") from any and all debts, liabilities, obligations, claims, demands, actions or causes of action, suits, judgments or controversies of any kind whatsoever (collectively, "Pre-Closing Claims") against the Company that arise out of or are based on any agreement or understanding or act or failure to act (including any act or failure to act that constitutes ordinary or gross negligence or reckless or willful, wanton misconduct), misrepresentation, omission, transaction, fact, event or other matter occurring prior to the time of the Closing (whether based on any law, regulation, right of action, at law or in equity, or otherwise, foreseen or unforeseen, matured or unmatured, known or unknown, accrued or not accrued) (collectively, "Pre-Closing Matters"), including without limitation: (i) claims by such Seller with respect to payment of royalties or repayment of loans or indebtedness; (ii) any rights, titles and interests in, to or under any agreements, arrangements or understandings to which such Seller is a party; and
(iii) claims by such Seller with respect to dividends, violation of preemptive rights, or payment of salaries or other compensation or in any way arising out of or in connection with the Seller's employment with the Company, the cessation of that employment, the Seller's status as an officer, director or stockholder of the Company or otherwise (but excluding any and all claims in respect of accrued and unpaid cash compensation owing to the Seller at such rates or in such amounts, as the case may be, as have been in effect for the six months preceding the Closing Date and benefits accrued under each Company benefit plan). Each Seller also agrees not to file or bring any proceeding before any Governmental Entity on the basis of or respecting any Pre-Closing Claim concerning any Pre-Closing Matter against any Released Party. Each Seller (i) acknowledges that he fully comprehends and understands all the terms of this
Section 9.10 and their legal effects and (ii) expressly represents and warrants that (A) he is competent to effect the release made in this Section 9.10 knowingly and voluntarily and without reliance on any statement or representation of any Released Party or its representatives and (B) he had the opportunity to consult with an attorney of his choice regarding this Section
9.10. This Section 9.10 will not affect the rights of the Sellers under this Agreement or any other document entered in connection with this Agreement.

     9.11 Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to any conflicts of law provisions thereof that would cause the laws of any other jurisdiction to apply.

     9.12 Exercise of Rights and Remedies. Except as this Agreement otherwise provides, no delay or omission in the exercise of any right, power or remedy accruing to any party hereto as a result of any breach or default hereunder by any other party hereto will impair any such right, power or remedy, nor will it be construed, deemed or interpreted as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor will any waiver of any single breach or default be construed, deemed or interpreted as a waiver of any other breach or default hereunder occurring before or after that waiver. No right, remedy or election under any term of this Agreement will be deemed exclusive, but each will be cumulative with all other rights, remedies and elections available at law or in equity.

10.  Definitions.
     -----------

     10.1 Defined Terms. As used in this Agreement, each of the following terms has the meaning given it below:

          "affiliate" means, with respect to any person, any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person.

          "Applicable Law" means any statute, law, rule or regulation or any judgment, order, writ, injunction or decree of any Governmental Entity to which a specified person or property is subject.

          "Encumbrances" means liens, charges, pledges, options, mortgages, deeds of trust, security interests, claims, restrictions (whether on voting, sale, transfer, disposition or otherwise), licenses, sublicenses, easements and other encumbrances of every type and description, whether imposed by law, agreement, understanding or otherwise.

          "Governmental Entity" means any court or tribunal in any jurisdiction (domestic or foreign) or any public, governmental or regulatory body, agency, department, commission, board, bureau or other authority or instrumentality (domestic or foreign).

          "Intellectual Property" means patents, trademarks, service marks, trade names, copyrights, trade secrets, know-how, inventions, and similar rights, and all registrations, applications, licenses and rights with respect to any of the foregoing.

          "Material Adverse Change" means a material adverse change after the date of this Agreement in the business, condition (financial or otherwise), operations, assets, or prospects of the Company taken as a whole.

          "person"  means  any  individual,   corporation,   partnership,  joint
     venture,    association,    joint-stock   company,    trust,    enterprise,
     unincorporated organization or Governmental Entity.

          "reasonable  best efforts"  means a party's best efforts in accordance
     with  reasonable   commercial   practice  and  without  the  incurrence  of
     unreasonable expense.

          "Subsidiary" means any corporation more than 30 percent of whose outstanding voting securities, or any partnership, joint venture, or other entity more than 30 percent of whose total equity interests, is owned, directly or indirectly, by the Company.

          "Taxes" means any income taxes or similar assessments or any sales, excise, occupation, use, ad valorem, property, production, severance, transportation, employment, payroll, franchise or other tax imposed by any United States federal, state or local (or any foreign or provincial) taxing authority, including any interest, penalties or additions attributable thereto.

     10.2 References. All references in this Agreement to Sections, paragraphs and other subdivisions refer to the Sections, paragraphs and other subdivisions of this Agreement unless expressly provided otherwise. The words "this Agreement", "herein", "hereof", "hereby", "hereunder" and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. Whenever the words "include", "includes" and "including" are used in this Agreement, such words shall be deemed to be followed by the words "without limitation". Each reference herein to a Schedule, Exhibit or Annex refers to the item identified separately in writing by the parties hereto as the described Schedule, Exhibit or Annex to this Agreement.

All Schedules, Exhibits and Annexes are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Wherever the context shall so require, all words herein in the male gender shall be deemed to include the female or neuter gender, all singular words shall include the plural, and all plural words shall include the singular. The language used in this Agreement shall be deemed to be the language the parties hereto have chosen to express their mutual intent, and no rule of strict construction will be applied against any party hereto.

                  [Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement on the date first above written.



                                           _____________________________________
                                           JAMES L. SCHULTZ


                                           JAMES L. SCHULTZ AND HELEN D.
                                           SCHULTZ, AS TENANTS BY THE
                                           ENTIRETIES AND AS JOINT TENANTS

                                           By:__________________________________
                                                  James L. Schultz


                                           and By:______________________________
                                                  Helen D. Schultz



                                           _____________________________________
                                           DAVID J. VAGNONI


                                           COMPUTER RESEARCH, INC.



                                           By:__________________________________
                                           Name:________________________________
                                           Title:_______________________________


                                           CRI ACQUISITION, INC.



                                            By:_________________________________
                                            Name:_______________________________
                                            Title:______________________________

                     [Signature Page to Purchase Agreement]

                                    GUARANTY

     The undersigned (the "Guarantor") hereby irrevocably, unconditionally and absolutely guarantees, in favor of the Sellers and the Company the truth and accuracy of the representations and warranties made by Buyer in this Agreement and the full performance by Buyer of its covenants and agreements (the
"Obligations") under this Agreement. Any of the Sellers or the Company may enforce the Guarantors' obligations hereunder without first suing or enforcing its rights or remedies against Buyer. Guarantor hereby waives (a) notice of acceptance of this guaranty, (b) notice of the occurrence of any breach or default by Buyer in respect of the Obligations, and (c) demand for payment, presentment, protest, notice of protest and non-payment, or other notice of default. The Guarantor hereby consents and agrees to, and acknowledges that his obligations hereunder shall not be released or discharged by, the following: (a) the renewal, extension, modification, increase, amendment or alteration of the Obligations, (b) any waiver, extension or compromise granted to Buyer by the Sellers or the Company, (c) the insolvency, bankruptcy, liquidation or dissolution of Buyer, (d) the invalidity, illegality or unenforceability of all or any part of the Obligations, (e) the full or partial release of Obligations, and (f) the extension or waiver of the time for Buyer's performance of or compliance with any of the Obligations.

     EXECUTED as of the date first set forth above.



                                                      __________________________
                                                      RODGER O. RINEY

                                     ANNEX I

                                       to

                               Purchase Agreement

     The capitalized terms used in this Annex I have the meanings set forth in the Purchase Agreement to which this Annex I is attached, except that the term "Agreement" shall be deemed to refer to said Purchase Agreement.

     Certain Conditions of the Offer. Notwithstanding any other provision of the Offer, Buyer shall not be required to accept for payment or pay for, and may delay the acceptance for payment of or payment for any tendered Shares or may terminate or amend the Offer, if

     (i) the number of Shares validly tendered and not withdrawn immediately prior to the expiration of the Offer plus the number of Seller Shares purchased in the Initial Purchase shall be less than two-thirds of the Company's outstanding Common Stock determined on a fully diluted basis (including, without limitation, all Shares issuable by the Company upon the exercise of any options, warrants or rights, or upon the conversion or exchange of any securities or rights convertible into or exercisable or exchangeable for Shares) (the "Minimum Condition"), or

     (ii) on or after the date of the Agreement and at or before the time of payment for any of such Shares (whether or not any Shares have theretofore been accepted for payment) any of the following shall occur and be continuing:

          (a) there shall be in effect an injunction, order, decree, judgment, statute, rule, or regulation which (i) materially restricts or prohibits the making or consummation of the Offer, (ii) materially restricts or prohibits the ownership or operation by Buyer of its or the Company's business or assets or compels Buyer (or any of its respective affiliates) to dispose of or hold separate any material portion of its or the Company's business or assets, (iii) imposes any material limitations on the ability of Buyer effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by Buyer on all matters properly presented to the shareholders of the Company, or (iv) imposes any limitations on the ability of Buyer or any of its affiliates effectively to control in any material respect the business and operations of the Company; or

          (b) there shall be instituted, pending or threatened any suit, action, or proceeding which has a reasonable probability of resulting in (i) any of the consequences referred to in paragraph (a) immediately preceding, (ii) the assessment of material damages against the Company, Buyer or any of their affiliates with respect to the transactions contemplated by this Agreement, or (iii) a Material Adverse Change; or

                                   Annex I-2

          (c) (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or the United States over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any Governmental Authority or any other event which is reasonably likely to have a material adverse effect on the extension of credit by banks or other lending institutions of the United States, (iv) a commencement of a war, armed hostilities or other national or international calamity or national emergency directly involving or directly affecting the United States, (v) in the case of any of the foregoing (except for (iv)) existing at the date of execution of the Agreement, any material acceleration or worsening thereof; or

          (d) the Company shall have breached or failed to perform any of its obligations, covenants or agreements under the Agreement (except where such breaches would not, in the aggregate, constitute a Material Adverse Change); or

          (e) any representation or warranty of the Company set forth in the Agreement shall have not been true when made (except where such failures to be true would not, in the aggregate, constitute a Material Adverse Change); or

          (f) any representation or warranty of the Company set forth in the Agreement, if made again as of the date of the consummation of the Offer, would not be true as of such date (except where such failures to be true would not, in the aggregate, constitute a Material Adverse Change); or

          (g) the Agreement shall have been terminated pursuant to its terms; or

          (h) the Company's Board of Directors shall have (i) withdrawn or adversely modified its approval or recommendation in favor of the Offer,
     (ii) after receipt of an Acquisition Proposal by the Company, failed to publicly reconfirm its recommendations as set forth in Section 1.2 of the Agreement within five business days after the Company's receipt of Buyer's written request for such reconfirmation, or (iii) recommended acceptance, or shall have determined to recommend acceptance, of any Acquisition Proposal received by the Company after the date of the Agreement; or

          (i) Buyer and the Company shall have agreed that Buyer shall amend the Offer to terminate the Offer or postpone the payment for Shares pursuant thereto;

which in the reasonable judgment of Buyer, in any such case, and regardless of the circumstances giving rise to any such condition (other than circumstances caused by the breach by Buyer of its obligations under the Agreement), makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares.

         The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Buyer, subject to the terms of the Agreement, and may be asserted or waived by Buyer in whole or in part, at any time and from time to time, in the sole discretion of Buyer. The failure by Buyer at any time to exercise its rights under any of the foregoing conditions shall not be deemed a

                                   Annex I-2
     waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

                                   Annex I-3

                                    ANNEX II


The Company and Schultz shall enter into:

     (a) An Employment Agreement having a term of one year and a salary of $200,000 per year. The Employment Agreement will provide that it may be extended by mutual agreement of Schultz and the Company. The Employment Agreement will provide that Schultz shall have generally the same duties, title and responsibilities as he currently has with the Company.

     (b) A Consulting Agreement, which shall begin upon termination of the Employment Agreement and extend for two years thereafter, at a fee of $100,000 per year. The Consulting Agreement will require Schultz to consult with the Company from time to time as requested by the Company.

The Company and Vagnoni shall enter into a two-year Consulting Agreement at a fee of $50,000 in the first year and $25,000 in the second. The Consulting Agreement will require Vagnoni to consult with the Company from time to time as requested by the Company.